EXHIBIT 99.1

Precision Drilling Corporation announces 2019 Second Quarter Unaudited Financial Results

CALGARY, Alberta, July 25, 2019 (GLOBE NEWSWIRE) -- (Canadian dollars except as indicated)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2019 second quarter financial results:

  Revenue of $359 million was an increase of 9% compared with the second quarter of 2018.
  Net loss of $14 million or negative $0.05 per diluted share compares to a net loss of $47 million or negative $0.16 per diluted share in the second quarter of 2018.
  Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (Adjusted EBITDA see “NON-GAAP MEASURES”) of $81 million was 30% higher than the second quarter of 2018.
  Funds provided by operations (see “NON-GAAP MEASURES”) was $41 million versus $50 million in the prior year quarter. Cash provided by operations was $106 million versus $130 million in the prior year quarter. The decrease in funds and cash provided by operations in the current quarter was primarily the result of a $28 million tax refund received in the prior year comparative quarter partially offset by improved operating results in 2019.
  Second quarter ending cash balance was $81 million.
  Second quarter capital expenditures were $43 million and as at June 30, 2019, we have spent $115 million or 68% of our 2019 capital budget.
  Second quarter proceeds from asset sales was $25 million.
  Second quarter debt reduction totaled $107 million, increasing our year to date reductions to $124 million. For the year we have repurchased and cancelled US$26 million of the 7.125% unsecured senior notes due 2026 and US$17 million of the 5.25% notes due 2024 and redeemed US$50 million principal amount of our 6.50% senior notes due 2021.
  Completed construction of our sixth rig in Kuwait. The rig commenced drilling on July 1, 2019.

Precision’s President and CEO Kevin Neveu stated:

“Precision delivered strong second quarter operating performance supported by the competitive strength and resulting market share of our Super Triple rigs in our three core markets, the U.S., Canada and Middle East. Precision’s average global activity of 112 rigs for the quarter was in line with last year (111), despite industry headwinds and lower industry activity levels in North America. Second quarter adjusted EBITDA of $81 million increased 30% from prior year due to improved pricing and cost control efforts, yielding stronger than expected cash flow and enabling Precision to reduce debt at a faster rate than planned. With $124 million of debt repayments completed year-to-date, we are increasing our 2019 debt reduction target to $200 million, compared to our previous targeted range of $100 million to $150 million. Reducing debt levels remains a strategic priority and we expect to continue our accelerated pace with strong free cash flow.”

“In the U.S., our High Performance, High Value strategy and Super Triple fleet quality and field performance continue to drive strong financial results. Our 68 AC Super Triples remain over 90% utilized with firm pricing. During the quarter, we signed 15 new term contracts from six months to two years duration, increasing our average 2019 U.S. contract coverage to 48 rigs. We completed our previously announced full SCR to AC Super Triple upgrade, entering service in June and representing the sixth AC ST-1500 walking rig added to our U.S. fleet since early 2018. We expect Super Triple demand and pricing to remain firm in the second half of the year as our customers continue to throttle spending within cash flow while focusing on the most efficient and best performing rigs.”

“In the Middle East, our new-build rig in Kuwait spudded its first well on July 1, ahead of schedule and under budget. Scale is critical to Precision’s strategy and with our ninth active rig in the region, we are delivering excellent results for our customers and adding strong stable contracted cash flow for our business.”

“In Canada, while cash generation remains our key priority, the market relevance of our Super Series fleet is clearly represented with over 30% Canadian market share achieved during the second quarter, our highest market share in recent history. Despite challenges in the Canadian region with industry activity off 30% year-to-date, Precision’s Super Series rigs substantially outperformed industry utilization. We expect this trend of firm utilization and pricing, supported by our 26 AC Super Triple rigs, to continue into the back half of the year.”

“While also weathering Canadian industry challenges and lower activity levels, our Completion and Production segment posted another strong quarter, demonstrating the results of business improvement initiatives and strong execution by our team with a continued focus on cost control across all product lines. The segment delivered a $4 million improvement in EBITDA from the second quarter of 2018.”

“I remain excited about Precision’s progress on technology initiatives, led by continued traction of our 33 Process Automated Control systems installed. During the quarter, 31 of these systems were active in the field and drilled approximately 195 wells, an increase of 65% from the prior year. We continue to demonstrate to customers, our system’s ability to deliver consistent, high-quality results as we progress towards our 2019 commercialization targets. Precision is an industry leader in technological offerings, as demonstrated through our scalable, field-hardened product rapidly commercializing in multiple basins throughout North America.”

“We are confident our firm market position in the U.S., expanding scale internationally, leadership position in Canada and technology initiatives will deliver a runway of free cash flow to facilitate further deleveraging and future growth opportunities.” concluded Mr. Neveu.

IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION

On January 1, 2019, Precision applied IFRS 16 using the modified retrospective approach under which comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. Please refer to “CHANGES IN ACCOUNTING POLICY” for additional information on the impact to our financial information.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	% Change	2019	2018	% Change
Revenue	359,424	330,716	8.7	793,467	731,722	8.4
Adjusted EBITDA(1)	81,037	62,182	30.3	189,004	159,651	18.4
Operating earnings (loss)(1)	5,569	(26,439)	(121.1)	67,643	(16,278)	(515.5)
Net earnings (loss)	(13,801)	(47,217)	(70.8)	11,213	(65,294)	(117.2)
Cash provided by operations	106,035	129,695	(18.2)	146,622	167,884	(12.7)
Funds provided by operations(1)	40,950	50,225	(18.5)	136,943	154,251	(11.2)
Capital spending:
Expansion	29,543	15,786	87.1	91,986	16,471	458.5
Upgrade	4,052	5,447	(25.6)	7,726	16,810	(54.0)
Maintenance and infrastructure	9,874	13,091	(24.6)	14,719	23,334	(36.9)
Intangibles	26	2,429	(98.9)	464	10,220	(95.5)
Proceeds on sale	(24,575)	(2,630)	834.4	(82,452)	(8,680)	849.9
Net capital spending	18,920	34,123	(44.6)	32,443	58,155	(44.2)
Net earnings (loss) per share:
Basic	(0.05)	(0.16)	(68.8)	0.04	(0.22)	(118.2)
Diluted	(0.05)	(0.16)	(68.8)	0.04	(0.22)	(118.2)

(1)      See “NON-GAAP MEASURES”.

Operating Highlights

	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
Contract drilling rig fleet	232	257	(9.7)	232	257	(9.7)
Drilling rig utilization days:
U.S.	6,994	6,588	6.2	14,117	12,383	14.0
Canada	2,413	2,834	(14.9)	6,757	9,302	(27.4)
International	728	728	-	1,448	1,448	-
Revenue per utilization day:
U.S.(1) (US$)	23,425	21,795	7.5	23,312	21,237	9.8
Canada(2) (Cdn$)	21,613	22,072	(2.1)	22,490	22,167	1.5
International (US$)	51,542	49,832	3.4	50,746	49,935	1.6
Operating cost per utilization day:
U.S. (US$)	14,803	14,026	5.5	14,584	14,026	4.0
Canada (Cdn$)	17,414	16,712	4.2	15,840	14,361	10.3
Service rig fleet(3)	123	210	(41.4)	123	210	(41.4)
Service rig operating hours	29,540	31,824	(7.2)	72,438	84,525	(14.3)
Revenue per operating hour (Cdn$)	733	676	8.4	748	691	8.2

(1)      2019 period includes revenue from idle but contracted rig days.
(2)      Includes lump sum revenue from contract shortfall payments.
(3)      In 2019, 75 rigs were not registered with the industry association and 12 snubbing units were sold.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2019	December 31, 2018
Working capital(1)	200,964	240,539
Cash	80,580	96,626
Long-term debt	1,514,964	1,706,253
Total long-term financial liabilities	1,592,822	1,723,350
Total assets	3,440,348	3,636,043
Long-term debt to long-term debt plus equity ratio	0.49	0.52

(1)      See “NON-GAAP MEASURES”.

Summary for the three months ended June 30, 2019:

  Revenue this quarter was $359 million, 9% higher than the second quarter of 2018. The increase in revenue is primarily the result of higher activity and average day rates in our U.S. contract drilling business, offset by lower Canadian drilling activity and day rates. Compared with the second quarter of 2018, our activity for the quarter, as measured by drilling rig utilization days increased 6% in the U.S., decreased 15% in Canada and remained consistent internationally. Revenue from our Contract Drilling Services increased by 10% and Completion and Production Services revenue decreased 6%.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) was $81 million, an increase of $19 million from the second quarter of 2018. Our Adjusted EBITDA as a percentage of revenue was 23% this quarter, compared with 19% in the comparative quarter of 2018. Adjusted EBITDA this quarter was positively impacted by higher activity and day rates in the U.S., changes to the recognition of lease-related expenses under IFRS 16 and lower share-based incentive compensation expense offset by lower Canadian drilling activity. With the adoption of IFRS 16, lease-related charges of $3 million in the quarter of were recognized through finance charges and depreciation and amortization expense. Historically, these charges were reflected in operating and general and administrative expense. Total share-based incentive compensation expense for the quarter was $4 million compared with $10 million in the second quarter of 2018. See discussion on share-based incentive compensation under “Other Items” later in this report for additional details.
  Operating earnings (see “NON-GAAP MEASURES”) were $6 million compared with an operating loss of $26 million in the second quarter of 2018. Operating earnings this quarter were positively impacted by the gain on asset disposals primarily relating to the sale of our snubbing equipment, lower depreciation expense from assets becoming fully depreciated and disposed and lower share-based incentive compensation. See discussion on asset disposals under “Other Items” later in this report for additional details.
  General and administrative expenses were $26 million, $5 million lower than the second quarter in 2018. The lower general and administrative costs in 2019 were due to lower share-based incentive compensation expense partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated costs.
  Net finance charges were $30 million, a decrease of $2 million compared with the second quarter of 2018, primarily due to a reduction in interest expense related to debt retired in 2018 and 2019, offset by the impact of a weakening of the Canadian dollar on our U.S. dollar denominated interest and $1 million of lease accretion charges resulting from the adoption of IFRS 16 on January 1, 2019.
  Revenue per utilization day in the U.S. increased in the second quarter of 2019 to US$23,425 from US$21,795 in the prior year quarter. The increase was the result of higher day rates, third-party cost recoveries and idle but contracted rig revenue, partially offset by lower turnkey revenue. During the quarter, we had revenue from idle but contracted rigs and turnkey projects of $1 million and nil, respectively, as compared to second quarter 2018 idle but contracted rig and turnkey revenue of nil and $10 million, respectively. Operating costs on a per day basis increased to US$14,803 in the second quarter of 2019 compared with US$14,026 in 2018. The increase was mainly due to higher third-party charges incurred but recovered from the customer, higher repair and maintenance costs due to the timing of equipment certifications and scheduled maintenance and higher crew labour and burden costs offset by lower turnkey costs from decreased activity. On a sequential basis, revenue per utilization day, excluding revenue from turnkey and idle but contracted rigs, increased by US$218 due to higher fleet average day rates and higher third-party cost recoveries, while operating costs per day increased by $435 due to higher third-party charges incurred but recovered from the customer and higher repair and maintenance costs.
  In Canada, average revenue per utilization day for contract drilling rigs was $21,613 compared with $22,072 in the second quarter of 2018. The lower average revenue per utilization day in the second quarter of 2019 was primarily because of lower day rates, boiler revenue and rig mix, as we had proportionately more shallow rigs working, partially offset by higher shortfall payments. During the quarter, we recognized $1 million of shortfall payments in revenue compared with nil in the prior year comparative period. Excluding the impact of shortfall payment revenue, average day rates in Canada were down $895. Average operating costs per utilization day for drilling rigs in Canada increased to $17,414 compared with the prior year quarter of $16,712. The increase was mainly caused by the impact of lower activity on fixed costs and higher repairs and maintenance costs due to the timing of certification costs.
  We realized revenue from international contract drilling of US$38 million in the second quarter of 2019, an increase of US$1 million over the prior year period. Average revenue per utilization day in our international contract drilling business was US$51,542 compared with US$49,832 in the respective prior year quarter. The higher average rate in 2019 was primarily due to day rate increases from the renewal and extension of drilling contracts in the first quarter of 2019.
  Revenue from Completion and Production Services decreased $2 million compared with the second quarter of 2018 due to lower activity in our Canadian well servicing and camp businesses, partially offset by improved service rig revenue rates and higher rental activity. Our service rig operating hours in the quarter were down 7% from the second quarter of 2018 while rates increased an average of 8%. Average service rig revenue per operating hour in the quarter was $733 or $57 higher than the second quarter of 2018. The increase was primarily the result of rig mix in Canada and increased activity in the U.S. Adjusted EBITDA (see “NON-GAAP MEASURES”) was $3 million, $4 million higher than the second quarter of 2018, and was primarily the result of higher service rig rates, higher rental activity, reduced restructuring charges and improved cost structure, partially offset by lower Canadian well servicing and camp activity. During the second quarter of 2019, we disposed of certain snubbing units and related equipment for proceeds of $8 million resulting in a gain on asset disposal of $3 million.
  Directional drilling services realized revenue of $11 million in the second quarter of 2019 compared with $7 million in the prior year period.
  Funds provided by operations (see “NON-GAAP MEASURES”) in the second quarter of 2019 were $41 million, a decrease of $9 million from the prior year comparative quarter. Cash provided by operations was $106 million versus $130 million in the prior year quarter. The decrease in funds and cash provided by operations in 2019 was primarily the result of a $28 million tax refund received in the prior year comparative quarter partially offset by improved current year operating results.
  Capital expenditures were $43 million in the second quarter, an increase of $7 million over the same period in 2018. Capital spending for the quarter included $34 million for upgrade and expansion capital, primarily related to our sixth new-build rig for Kuwait, an SCR to AC Triple upgrade for the U.S. market under long-term contract and $10 million for the maintenance of existing assets, infrastructure spending and intangibles.

Summary for the six months ended June 30, 2019:

  Revenue for the first half of 2019 was $793 million, an increase of 8% from the 2018 period.
  Operating earnings (see “NON-GAAP MEASURES”) were $68 million, an increase of $84 million over the $16 million operating loss for the same period in 2018. As a percentage of revenue, operating earnings were 9% compared negative 2% in 2018. Operating results this year were positively impacted by increased drilling activity in the U.S., gains on asset disposals and higher average revenue rates in each operating region, partially offset by lower Canadian drilling activity.
  General and administrative costs were $57 million, a decrease of $3 million from 2018. The decrease was due to lower share-based incentive compensation that is tied to the price of our common shares, partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated costs (see “Other Items” later in this report).
  Net finance charges were $62 million, a decrease of $2 million from 2018 primarily due to a reduction in interest expense related to debt retired in 2018 and 2019, partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
  Funds provided by operations (see “NON-GAAP MEASURES”) in the first half of 2019 were $137 million, a decrease of $18 million from the prior year comparative period of $154 million. Cash provided by operations was $147 million in 2019 as compared to $168 million in 2018. The reduction in funds and cash provided by operations in 2019 was primarily caused by the receipt of a tax refund in the prior year comparative period and the timing of 2019 interest payments partially offset by improved current year operating results.
  Capital expenditures were $115 million for the first half of 2019, an increase of $48 million over the same period in 2018. Capital spending for 2019 to date includes $100 million for upgrade and expansion capital, primarily related to our sixth new-build rig for Kuwait, completion of a new build ST-1500 and  SCR to AC Super Triple upgrade for the U.S. market and $15 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2019 are as follows:

  Generate strong free cash flow and utilize $200 million to reduce debt in 2019 (previously targeted $100 million to $150 million) – In the second quarter of 2019, we generated $106 million in cash provided by operations and further reduced our debt balance by $107 million through a combination of open market repurchases and redemptions of our unsecured senior notes. As of June 30, 2019, our total year-to-date 2019 debt reduction was $124 million, reaching the mid-point of our original 2019 targeted debt reduction range and we have announced further debt reductions planned for 2019.

  Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management – In the second quarter of 2019, Precision continued to generate strong financial results, largely led by our U.S. contract drilling business. We continued operating at record market share levels in this region, with utilization days up 6% and operating margins (revenue less operating costs) up 14% compared to the prior year quarter. Despite a challenged market, our Canadian drilling operations generated strong cash flow and our Completion and Production Services business contributed an additional $4 million of Adjusted EBITDA as a result of our continued business improvement initiatives. In the second quarter of 2019, we continued to invest in our High-Performance, High-Value Super Series rig fleet with the completion of our sixth Kuwait rig which commenced drilling on July 1, 2019, increasing our economies of scale and operating margins in the region. Additionally, we completed our announced U.S. SCR triple to a full AC Super Triple upgrade.

  Full scale commercialization and implementation of our Process Automation Control platform, PD-Apps and PD-Analytics – we currently have 33 rigs equipped with our Process Automation Control platform (PAC). Using PAC technology, we drilled approximately 195 wells in the second quarter of 2019, an increase of 65% over the 2018 second quarter. With more than 15 revenue generating PD-Apps commercialized or in development, Precision’s portfolio of technological offerings continues to expand. We continue to demonstrate to our customers our system’s ability to deliver consistent, high-quality results, as we progress towards our 2019 commercialization targets.

OUTLOOK

Contracts

Year to date in 2019 we have entered into 35 term contracts. The following chart outlines the average number of drilling rigs by quarter that we had under contract for 2018 and 2019 as of July 24, 2019. For those quarters ended after June 30, 2019, this chart represents the minimum number of long-term contracts where we will be earning revenue. We expect the actual number of contracted rigs to be higher in future periods as we continue to sign contracts.

	Average for the quarter ended 2018				Average for the quarter ended 2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of July 24, 2019:
U.S.	36	48	50	51	56	52	47	36
Canada	8	9	9	11	8	7	7	6
International	8	8	8	8	8	8	9	9
Total	52	65	67	70	72	67	63	51

The following chart outlines the average number of drilling rigs that we had under contract for 2018 and the average number of rigs we have under contract as of July 24, 2019.

	Average for the year ended
	2018	2019	2020
Average rigs under term contract as of July 24, 2019:
U.S.	46	48	13
Canada	9	7	3
International	8	9	8
Total	63	64	24

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2018				2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count:
U.S.	64	72	76	80	79	77
Canada	72	31	52	49	48	27
International	8	8	8	8	8	8
Total	144	111	136	137	135	112

For the first half of 2019, drilling activity has decreased relative to this time last year in the U.S. and Canada. According to industry sources, as of July 19, 2019, the U.S. active land drilling rig count was down 10% compared with the same point last year and the Canadian active land drilling rig count was down approximately 31%. To date in 2019, approximately 81% of the U.S. industry’s active rigs and 58% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 63% for Canada at the same time last year.

Capital Spending

Capital spending in 2019 is expected to be $169 million and includes $52 million for sustaining, infrastructure and intangibles and $117 million for upgrade and expansion. We expect that the $169 million will be split $162 million in the Contract Drilling Services segment, $5 million in the Completion and Production Services segment and $2 million to the Corporate segment.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes the service rig, rental and camp and catering divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	% Change	2019	2018	% Change
Revenue:
Contract Drilling Services	334,475	304,353	9.9	713,739	657,155	8.6
Completion and Production Services	26,145	27,706	(5.6)	81,964	77,748	5.4
Inter-segment eliminations	(1,196)	(1,343)	(10.9)	(2,236)	(3,181)	(29.7)
	359,424	330,716	8.7	793,467	731,722	8.4
Adjusted EBITDA:(1)
Contract Drilling Services	93,295	83,441	11.8	211,750	194,407	8.9
Completion and Production Services	2,781	(1,402)	(298.4)	13,299	3,242	310.2
Corporate and Other	(15,039)	(19,857)	(24.3)	(36,045)	(37,998)	(5.1)
	81,037	62,182	30.3	189,004	159,651	18.4

(1)      See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change	2019	2018	% Change
Revenue	334,475	304,353	9.9	713,739	657,155	8.6
Expenses:
Operating	231,422	211,008	9.7	477,937	444,156	7.6
General and administrative	9,758	9,904	(1.5)	21,006	18,592	13.0
Restructuring	-	-	n/m	3,046	-	n/m
Adjusted EBITDA(1)	93,295	83,441	11.8	211,750	194,407	8.9
Depreciation	75,155	81,100	(7.3)	153,154	160,838	(4.8)
Gain on asset disposals	(4,271)	(921)	363.7	(39,272)	(2,959)	1,227.2
Impairment reversal	-	-	n/m	(5,810)	-	n/m
Operating earnings(1)	22,411	3,262	587.0	103,678	36,528	183.8
Operating earnings(1) as a percentage of revenue	6.7%	1.1%		14.5%	5.6%

(1)      See “NON-GAAP MEASURES”.
n/m    Calculation not meaningful.

United States onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	1,023	64	951
June 30	77	967	72	1,021
Year to date average	78	995	68	986

(1)      United States lower 48 operations only.
(2)      Baker Hughes rig counts.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	116	548	135	618
Drilling rig operating days (spud to release)	2,192	7,266	2,526	9,536
Drilling rig operating day utilization	21%	15%	21%	17%
Number of wells drilled	230	752	227	903
Average days per well	9.5	9.7	11.1	10.6
Number of metres drilled (000s)	721	2,301	731	2,756
Average metres per well	3,135	3,059	3,218	3,052
Average metres per day	329	317	289	289

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	116	548	135	618
Drilling rig operating days (spud to release)	5,972	22,580	8,180	32,381
Drilling rig operating day utilization	29%	22%	34%	29%
Number of wells drilled	594	2,228	742	3,133
Average days per well	10.1	10.1	11.0	10.3
Number of metres drilled (000s)	1,772	6,692	2,228	9,201
Average metres per well	2,983	3,004	3,003	2,937
Average metres per day	297	296	272	284

(1)      Canadian operations only.
(2)    Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change	2019	2018	% Change
Revenue	26,145	27,706	(5.6)	81,964	77,748	5.4
Expenses:
Operating	21,823	26,207	(16.7)	64,956	69,471	(6.5)
General and administrative	1,541	1,737	(11.3)	3,252	3,871	(16.0)
Restructuring	-	1,164	(100.0)	457	1,164	(60.7)
Adjusted EBITDA(1)	2,781	(1,402)	(298.4)	13,299	3,242	310.2
Depreciation	4,341	5,785	(25.0)	9,290	11,749	(20.9)
Loss (gain) on asset disposals	(3,546)	(773)	358.7	(3,602)	138	(2,710.1)
Operating earnings (loss)(1)	1,986	(6,414)	(131.0)	7,611	(8,645)	(188.0)
Operating earnings (loss)(1) as a percentage of revenue	7.6%	(23.2)%		9.3%	(11.1)%
Well servicing statistics:
Number of service rigs (end of period)(2)	123	210	(41.4)	123	210	(41.4)
Service rig operating hours	29,540	31,824	(7.2)	72,438	84,525	(14.3)
Service rig operating hour utilization	26%	17%		31%	22%
Service rig revenue per operating hour	733	676	8.4	748	691	8.2

(1)      See “NON-GAAP MEASURES”.
(2)      In 2019, 75 rigs were not registered with the industry association and 12 snubbing units were sold.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $15 million, a $5 million decrease compared with the second quarter of 2018 primarily due to lower share-based incentive compensation.

OTHER ITEMS

Asset Disposals

In the second quarter of 2019, Precision concluded the sale of its five Mexico-based drilling rigs and ancillary equipment for total proceeds of US$48 million. In the first quarter, Precision received US$40 million for the sale of four drilling rigs and ancillary equipment and recognized a gain on asset disposal of US$24 million. Precision reversed US$4 million of previous impairment charges pertaining to the fifth rig. The impairment reversal brought the drilling rig’s carrying value up to its fair value of US$8 million and was reclassified as held for sale at March 31, 2019. In the second quarter of 2019, Precision delivered the fifth rig to its buyer and received final proceeds of US$8 million. As the rig was carried at fair value, no gain or loss was recognized on disposal.

During the second quarter of 2019, Precision disposed of certain snubbing units and related equipment for proceeds of $8 million resulting in a gain on asset disposal of $3 million.

In addition to the above disposals, through the completion of normal course business operations, we sell used assets incurring gains or losses on disposal.

Share-based Incentive Compensation Plans

We have several cash-settled share-based incentive plans for non-management directors, officers, and other eligible employees. The fair values of the amounts payable under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participant becomes entitled to payment. The recorded liability is re-established at the end of each reporting period until settlement with the resultant change to fair value of the liability recognized in net earnings (loss) for the period.

We also have two equity-settled share-based incentive plans. Under the Executive Performance Share (Executive PSU) plan, the fair value of PSUs granted is calculated at the date of grant using a Monte Carlo simulation and Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant's vesting period with an offset to contributed surplus. Upon redemption of the Executive PSUs into common shares, the associated amount is reclassified from contributed surplus to shareholders' capital. The share option plan is treated similarly, whereby, the fair value of the share purchased options granted are valued using the Black-Scholes option pricing model and consideration paid by employees upon exercise of the equity purchase options are recognized in share capital.

A summary of the amounts expensed under these plans during the reporting periods are as follows:

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash settled share-based incentive plans	515	7,681	6,319	15,471
Equity settled share-based incentive plans:
Executive PSU	3,024	1,696	5,396	2,749
Stock option plan	506	901	1,237	1,718
Total share-based incentive compensation plan expense	4,045	10,278	12,952	19,938

Allocated:
Operating	798	3,305	3,227	6,801
General and Administrative	3,247	6,973	9,725	13,137
	4,045	10,278	12,952	19,938

Cash settled shared-based compensation expense decreased $7 million in the current quarter to $1 million compared with $8 million in the same quarter in 2018. The decrease is primarily due to the decreasing share price in the second quarter of 2019.

Executive PSU share-based incentive compensation expense for the quarter was $3 million compared with $2 million in the same quarter in 2018. The increased compensation expense was the result of additional Executive PSUs granted in 2019 offset partially by lower fair values for the 2019 grants.

Finance Charges

Net finance charges were $30 million, a decrease of $2 million compared with the second quarter of 2018, primarily due to a reduction in interest expense related to the debt retired in 2018 and 2019, partially offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest and $1 million of lease accretion charges resulting from the adoption of IFRS 16 on January 1, 2019.

Interest charges on our U.S. denominated long-term debt in the second quarter of 2019 were US$21 million ($28 million) as compared with US$24 million ($31 million) in 2018.

Income Tax

Income tax recovery for the quarter was $6 million compared with $13 million in the same quarter in 2018. In 2019, the Province of Alberta announced various reductions to corporate income tax rates, that when fully implemented over the next three years will decrease the provincial corporate income tax rate from 12% to 8% by 2022. The reduction in the Alberta provincial corporate income tax rate is considered substantially enacted and resulted in a deferred tax recovery of $4 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	Undrawn, except US$25 million in outstanding letters of credit	General corporate purposes	November 21, 2022
Operating facilities (secured)
$40 million	Undrawn, except $27 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
US$116 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$350 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$334 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$374 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As of June 30, 2019, we had US$1,174 million ($1,535 million) outstanding under our unsecured senior notes as compared with US$1,267 million ($1,729 million) at December 31, 2018. The current blended cash interest cost of our debt is approximately 6.7%.

During the first half of 2019, Precision repurchased and cancelled US$26 million of the 7.125% unsecured senior notes due 2026 and US$17 million of the 5.25% notes due 2024 and redeemed US$50 million principal amount of our 6.50% senior notes due 2021.

Covenants

Following is a listing of our currently applicable covenants and the calculations as of June 30, 2019:

	Covenant	As at June 30, 2019
Senior Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	(0.60)
Consolidated covenant EBITDA to consolidated interest expense(1)	≥ 2.50	3.10
Senior Notes
Consolidated interest coverage ratio	≥ 2.00	3.10

(1)      For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At June 30, 2019, we were in compliance with the covenants of our senior credit facility and unsecured senior notes.

Impact of foreign exchange rates

The devaluation of the Canadian dollar during the first half of 2019 resulted in higher translated U.S. denominated revenue and costs. On average for the three and six months ended June 30, 2019, the Canadian dollar weakened by 4% from the comparable 2018 periods. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates:

	Three months ended June 30,		Six months ended June 30,		December 31,
	2019	2018	2019	2018	2018
Canada-U.S. foreign exchange rates
Average	1.34	1.29	1.33	1.28	1.30
Closing	1.31	1.31	1.31	1.31	1.37

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2019	2018	2019	2018
Weighted average shares outstanding – basic	293,782	293,471	293,782	293,355
Effect of stock options and other equity compensation plans	—	—	5,959	—
Weighted average shares outstanding – diluted	293,782	293,471	299,741	293,355

NON-GAAP MEASURES

In this report we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, loss (gain) on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our senior credit facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and with the adoption of the new lease standard IFRS 16 - Leases, the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Revenue	359,424	330,716	793,467	731,722
Expenses:
Operating	252,049	235,872	540,657	510,446
General and administrative	26,338	31,498	57,368	60,461
Restructuring	—	1,164	6,438	1,164
Depreciation and amortization	83,327	90,315	170,080	178,750
Gain on asset disposals	(7,859)	(1,694)	(42,909)	(2,821)
Impairment reversal	—	—	(5,810)	—
Operating earnings (loss)	5,569	(26,439)	67,643	(16,278)
Foreign exchange	(3,763)	556	(5,886)	1,771
Finance charges	30,385	32,103	61,688	63,782
Loss (gain) on repurchase of unsecured notes	(1,085)	1,176	(1,398)	1,176
Earnings (loss) before income taxes	(19,968)	(60,274)	13,239	(83,007)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2019;
  our capital expenditure plans for 2019;
  anticipated activity levels in 2019 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2019 and 2020; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$80,580	$96,626
Accounts receivable	313,446	372,336
Inventory	30,559	34,081
Assets held for sale	19,373	19,658
Total current assets	443,958	522,701
Non-current assets:
Income tax recoverable	2,347	2,449
Deferred tax assets	12,209	36,880
Right of use assets	71,454	—
Property, plant and equipment	2,877,153	3,038,612
Intangibles	33,227	35,401
Total non-current assets	2,996,390	3,113,342
Total assets	$3,440,348	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	223,115	$274,489
Income taxes payable	7,268	7,673
Lease obligation	12,611	—
Total current liabilities	242,994	282,162

Non-current liabilities:
Share-based compensation	7,965	6,520
Provisions and other	10,150	10,577
Lease obligation	59,743	—
Long-term debt	1,514,964	1,706,253
Deferred tax liabilities	48,625	72,779
Total non-current liabilities	1,641,447	1,796,129
Shareholders’ equity:
Shareholders’ capital	2,322,280	2,322,280
Contributed surplus	58,965	52,332
Deficit	(964,861)	(978,874)
Accumulated other comprehensive income	139,523	162,014
Total shareholders’ equity	1,555,907	1,557,752
Total liabilities and shareholders’ equity	$3,440,348	$3,636,043

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue	$359,424	$330,716	$793,467	$731,722
Expenses:
Operating	252,049	235,872	540,657	510,446
General and administrative	26,338	31,498	57,368	60,461
Restructuring	—	1,164	6,438	1,164
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	81,037	62,182	189,004	159,651
Depreciation and amortization	83,327	90,315	170,080	178,750
Gain on asset disposals	(7,859)	(1,694)	(42,909)	(2,821)
Impairment reversal	—	—	(5,810)	—
Foreign exchange	(3,763)	556	(5,886)	1,771
Finance charges	30,385	32,103	61,688	63,782
Loss (gain) on repurchase of unsecured senior notes	(1,085)	1,176	(1,398)	1,176
Earnings (loss) before income taxes	(19,968)	(60,274)	13,239	(83,007)
Income taxes:
Current	1,403	3,599	3,013	5,165
Deferred	(7,570)	(16,656)	(987)	(22,878)
	(6,167)	(13,057)	2,026	(17,713)
Net earnings (loss)	$(13,801)	$(47,217)	$11,213	$(65,294)
Net earnings (loss) per share:
Basic	$(0.05)	$(0.16)	$0.04	$(0.22)
Diluted	$(0.05)	$(0.16)	$0.04	$(0.22)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Net earnings (loss)	$(13,801)	$(47,217)	$11,213	$(65,294)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(42,846)	39,592	(91,364)	93,326
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	29,859	(33,115)	68,873	(78,570)
Comprehensive loss	$(26,788)	$(40,740)	$(11,278)	$(50,538)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$(13,801)	$(47,217)	$11,213	$(65,294)
Adjustments for:
Long-term compensation plans	3,612	6,027	10,924	13,926
Depreciation and amortization	83,327	90,315	170,080	178,750
Gain on asset disposals	(7,859)	(1,694)	(42,909)	(2,821)
Impairment reversal	—	—	(5,810)	—
Foreign exchange	(3,880)	(15)	(6,118)	1,433
Finance charges	30,385	32,103	61,688	63,782
Income taxes	(6,167)	(13,057)	2,026	(17,713)
Other	(281)	(217)	(159)	(1,133)
Loss (gain) on repurchase of unsecured senior notes	(1,085)	1,176	(1,398)	1,176
Income taxes paid	(3,550)	(3,282)	(3,887)	(3,606)
Income taxes recovered	—	27,551	1,071	27,587
Interest paid	(40,263)	(42,021)	(60,496)	(42,521)
Interest received	512	556	718	685
Funds provided by operations	40,950	50,225	136,943	154,251
Changes in non-cash working capital balances	65,085	79,470	9,679	13,633
	106,035	129,695	146,622	167,884
Investments:
Purchase of property, plant and equipment	(43,469)	(34,324)	(114,431)	(56,615)
Purchase of intangibles	(26)	(2,429)	(464)	(10,220)
Proceeds on sale of property, plant and equipment	24,575	2,630	82,452	8,680
Changes in non-cash working capital balances	2,536	(8,204)	(727)	(8,032)
	(16,384)	(42,327)	(33,170)	(66,187)
Financing:
Lease payments	(1,685)	—	(3,357)	—
Repurchase of unsecured senior notes	(107,161)	(76,657)	(123,833)	(76,657)
	(108,846)	(76,657)	(127,190)	(76,657)
Effect of exchange rate changes on cash and cash equivalents	(1,255)	2,085	(2,308)	4,548
Increase (decrease) in cash and cash equivalents	(20,450)	12,796	(16,046)	29,588
Cash and cash equivalents, beginning of period	101,030	81,873	96,626	65,081
Cash and cash equivalents, end of period	$80,580	$94,669	$80,580	$94,669

.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	-	-	-	2,800	2,800
Net earnings for the period	-	-	-	11,213	11,213
Other comprehensive loss for the period	-	-	(22,491)	-	(22,491)
Share-based compensation expense	-	6,633	-	-	6,633
Balance at June 30, 2019	$2,322,280	$58,965	$139,523	$(964,861)	$1,555,907

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	-	-	-	(65,294)	(65,294)
Other comprehensive income for the period	-	-	14,756	-	14,756
Shares issued on redemption non-management directors' DSUs	2,609	(809)	-	-	1,800
Share-based compensation expense	-	4,467	-	-	4,467
Balance at June 30, 2018	$2,321,902	$47,695	$146,366	$(749,898)	$1,766,065

SECOND QUARTER 2019 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, July 25, 2019.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until July 31, 2019 by dialing 855-859-2056 or 404-537-3406, passcode 9282557.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, Manager, Investor Relations
403.716.4515

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com